# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digimarc Corporation, CIK 0001438231
CUSIP: 25381B101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008
Date of event which requires filing of this statement: 03/18/2025
Filed by CIK 0001665159
Persons authorized to receive notices and communications: Andris Upitis, Manager - Ocho, 1401 Lavaca St, PMB 40912, Austin, Texas (TX), 78701, (801) 924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,100,000; sole dispositive power 0; shared dispositive power 1,100,000; aggregate amount beneficially owned 1,100,000 (5.1% of the class)
- Andris Upitis (CIK 0001169445): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,100,000; sole dispositive power 0; shared dispositive power 1,100,000; aggregate amount beneficially owned 1,100,000 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Digimarc Corporation
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008

## Item 2. Identity and Background
Name of person filing: Ocho Investments LLC, with respect to the shares of Common Stock directly held by it; and Andris Upitis, as the sole manager and member of Ocho Investments LLC, with respect to the shares of Common Stock held by Ocho Investments LLC.
Residence or business address: The principal business address of the Reporting Persons is 1401 Lavaca St, PMB 40912 Austin, TX 78701.
Present principal occupation or employment: The principal business of the Reporting Persons is investing in public and private companies. 1401 Lavaca St, PMB 40912 Austin, TX
Criminal convictions in the last five years: The Reporting Persons have, during the last five years, not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have, during the last five years, not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: The reporting persons are a limited liability company in Delaware, and an individual that is a US Citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Ocho Investments acquired 1,100,000 shares of common stock for an aggregate price of $25,994,348 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued. Depending upon overall market conditions, developments at the Issuer, other investment opportunities available to the Reporting Persons, and the availability of the Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may, in their sole discretion, depending on market conditions, and upon evaluation of the business and the prospects of the Issuer and other factors, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for Common Stock, or dispose of shares of Common Stock or other securities convertible into or exchangeable for Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may engage in conversations with management and/or the board of directors of the Issuer (the "Board") regarding a range of issues, including those relating to the appointment of a director designated by one or more company stockholders to the Board, a change in the Issuer's chief executive officer, the business and strategy of the Issuer, board composition, corporate governance, management, operations, capital structure and allocation, financial and operational performance, business strategy mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals.

On March 20, 2025, Ocho Investments LLC ("Ocho") sent a letter (the "Letter to Independent Directors") to the independent directors of the Board of Directors of the Issuer (the "Board"). In the Letter to Independent Directors, the Reporting Persons called for the Board to conduct a search for an experienced CEO who can achieve the Issuer's potential and create significant shareholder value and appoint an additional director to represent the independent shareholders.

The full text of the Letter to Independent Directors is filed as Exhibit 99.2 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference. The percentage ownership is based on 21,548,579 shares outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on February 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth on Schedule A which is filed as Exhibit 99.1 and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1: Schedule A
99.2: Letter to the Independent Directors of the Issuer, dated March 20, 2025

## Signatures
- Ocho Investments LLC: /s/ Dris Upitis, Andris Upitis, Manager (03/20/2025)
- Andris Upitis: /s/ Dris Upitis, Andris Upitis (03/20/2025)